UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On August 11, 2022, Brenmiller Energy Ltd., or the Company, issued a press release titled “Brenmiller Energy Reports First Half 2022 Financial Results and Operational Update”. A copy of this press release is furnished with this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, as Exhibit 99.1. In addition, the Company is furnishing its unaudited condensed consolidated financial statements as of and for the six-month period ended June 30, 2022 as Exhibit 99.2 to this Form 6-K and is furnishing its Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Company’s financial condition and results of operations as of and for the six-month period ended June 30, 2022, as Exhibit 99.3 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Brenmiller Energy Reports First Half 2022 Financial Results and Operational Update”.
99.2	Condensed Consolidated Financial Statements as of and for the Six Month Period Ended June 30, 2022 (Unaudited).
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 11, 2022	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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